Exhibit 99.1

Kenon announces that ZIM Integrated Shipping Services Ltd., in which Kenon has a 28% interest, has filed a registration statement with the US Securities and Exchange Commission for an offering of ZIM shares by certain ZIM shareholders (other than Kenon)

Singapore, June 1, 2021. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is announcing that ZIM Integrated Shipping Services Ltd. ("ZIM"), in which Kenon has a 28% interest, has filed a registration statement with the US Securities and Exchange Commission in connection with a proposed offering of its shares by certain shareholders.

Kenon is not participating in the proposed offering.

In connection with the offering, Kenon has signed a lockup agreement pursuant to which it agrees, among other things, not to sell or otherwise dispose of its ZIM shares for a 90-day period from the date of the prospectus of the offering.  This new lockup agreement will replace the existing 180-day lockup agreement Kenon signed with respect to ZIM shares in connection with the ZIM IPO, effectively extending Kenon’s lockup period by approximately one month.

The registration statement relating to the securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The registration statement, any amendment or supplement to the registration statement and the documents incorporated by reference therein (including the Kenon lockup agreement) are available at the SEC's website at www.sec.gov. A written prospectus for the offering meeting the requirements of Section 10 of the Securities Act of 1933 (other than a free writing prospectus as defined in Rule 405) including as to the identified paragraphs above a price range where required by rule, may be obtained from the underwriters in ZIM's offering.